December 9, 2013

VIA EDGAR

Mr. Justin Dobbie

Mr. Donald E. Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation (the “Company”) Registration Statement on Form S-4 Filed October 24, 2013 Commission File No. 333-191883

Dear Mr. Dobbie and Mr. Field:

On behalf of the Company, in connection with the Registration Statement on Form S-4 filed October 24, 2013, please find enclosed the Company’s response to the comments of the Staff by correspondence dated November 15, 2013. The comments of the Staff are repeated in italics below, followed by the Company’s response.

General

1. We note that you are registering the exchange offers in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offers in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Staff Comment

The Company is registering the exchange offers in reliance on the Staff’s positions set forth in Exxon Capital Holdings Corp. (available April 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). The Company will, prior to effectiveness of the registration statement, provide a supplemental letter to the Staff in accordance with the aforementioned Staff no-action letters and Staff comments reproduced in this letter.

Exhibit 5.1

2. Please have counsel revise the final paragraph of the opinion to clearly consent to the opinion being filed as an exhibit to the registration statement.

Response to Staff Comment

Counsel has revised the final paragraph of his opinion to clarify the consent to the opinion being filed as an exhibit to the registration statement. The revised opinion is attached as exhibit 5.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4, which is filed concurrently herewith.

Mr. Justin Dobbie

Mr. Donald E. Field

December 9, 2013

We appreciate your assistance in reviewing this letter. Please direct any questions or comments to Walter L. Draney at (312) 845-3273 or Jonathan A. Koff at (312) 845-2978, in each case at Chapman and Cutler LLP.

Very truly yours,

By: /s/ James J. Theisen, Jr.
James J. Theisen, Jr. Associate General Counsel Union Pacific Corporation

WLD:erk

cc:	Timothy S. Dunning
Walter L. Draney
Jonathan A. Koff